

MAIL STOP 3561

February 20, 2009

Mr. Frank J. Drohan, Chief Executive Officer and Chief Financial Officer
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

> **Re:** **Omagine, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-156928**
> **Filed on January 23, 2009**
>
> **Forms 10-Q for the quarterly periods ended March 31, June 30 and**
> **September 30, 2008**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **File No. 0-17264**

Dear Mr. Drohan:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please file each material agreement that is related to the Oman Project and ensure that the material terms are clearly described in the prospectus. For example, we note the statement on page 17 that "[t]he Company has signed a contract with CCC regarding (i) its $49 million investment in the Project Company, and (ii) the appointment of CCC's Omani based subsidiary company as the general contractor for the construction of the Omagine Project." We also note the statement in the Form 8-K filed July 14, 2008 regarding "specific terms for the Omagine Project that were recently agreed to in writing between the Government of Oman and the Company as well as the identities of the Omani investors." Please file any material agreements related to the Oman Project and revise accordingly. You may wish to consider the provisions of Rule 406 concerning confidential treatment of information filed with the Commission. See also Staff Legal Bulletin No. 1 (with Addendum), "Confidential Treatment Requests," February 28, 1997 (Addendum included, July 11, 2001).

2. In addition, please describe any oral agreements that would be required, if they were written, to be filed as exhibits pursuant to Item 601(b)(10). See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. Please revise to disclose clearly the parties involved in the Oman project, their relationships to you and, as updated to the most recent practicable date, their anticipated roles in the Oman project. For example, it is unclear who or what you are referring to as CCC, "a prominent Omani person" and "Omani company formed by leading Omani businessmen." It is unclear if any of the material parties to the project are affiliated with you. Please revise accordingly.

Form 10-Qs for the quarterly periods ended March 31, June 30, and September 30, 2008
Form 10-KSB for the fiscal year ended December 31, 2007

Controls and Procedures

4. We note that Item 4 of your Form 10-Qs and Item 8A of your Form 10-KSB contain statements to the effect that the company's chief executive and financial officer concluded that the company's disclosure controls and procedures "are effective in timely alerting him to material information relating to the Company required to be included in the Company's periodic SEC filings." You use some but not all of the language in the definition in Rule 13a-15(e). If you choose to

refer to the definition of disclosure controls and procedures, the disclosure should track the language and include the entire definition. Please comply in future filings.

5. Also, you disclose that "[t]here have been no significant changes in the Company's internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation." This statement is similar to but does not follow the language of Item 308(c) of Regulation S-K. Please revise future filings to be consistent with the language in Item 308(c) of Regulation S-K.

Signatures

6. Please include the signature of your controller or principal accounting officer. If your controller or principal accounting officer has signed the form, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction F(2) to Form 10-QSB and Instruction C(2) to Form 10-KSB.

Form 10-KSB for the fiscal year ended 12/31/07

Item 8A(T), page 47

7. We note the statements concerning inherent limitations in internal control over financial reporting. For example, your management's report on internal control over financial reporting refers to "inherent limitations" of internal control over financial reporting. It also states that you "have not identified any (i) current material weaknesses considering the nature and extent of our current operations, or (ii) any risks or errors in financial reporting under current operations." These references suggest that your conclusion as to effectiveness may be qualified or subject to limitations. Please revise future filings to clearly state management's conclusion as to the effectiveness of the company's internal control over financial reporting without including any qualifications.

Exhibits

General

8. In future filings, please include the management certifications as exhibits separate from the body of the filing, pursuant to Item 601(b)(31) and (32) of Regulation S-K.

9. In this regard, we note that the certifications included in the Form 10-Qs and Form 10-KSB do not conform in all respects to the required language as set forth in Item 601(b)(31) of Regulation S-B. In particular, you omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. In addition, you use the outdated certification reference to "as of a date within 90 days prior to the filing date" instead of the end of the period covered by the report. Please file corrected periodic reports.

* * * * * *

Closing comments

As appropriate, please amend your filing(s) in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions may be directed to Cathey Baker at (202) 551-3326 or James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Michael Ference, Esq.
       Mathew Kamen, Esq.
       Fax: (212) 930-9725